Pricing Supplement dated January 27, 2021 (To Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Prospectus Addendum dated May 11, 2020)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144

US$4,520,000

Callable Floating Rate Notes Due January 31, 2041
Based on the Spread between the 30-Year U.S. Dollar ICE Swap Rate and the 5-Year U.S. Dollar ICE Swap Rate

Issuer:	Barclays Bank PLC	Series:	Global Medium-Term Notes, Series A
Principal Amount:	US$4,520,000	Issue Price:	100%
Original Trade Date(*):	January 27, 2021	Maturity Date:	January 31, 2041, subject to Redemption at the Option of the Issuer (as set forth below).
Original Issue Date:	January 29, 2021	Multiplier:	10
Minimum Interest Rate:	0.00% per annum	Maximum Interest Rate:	14.00% per annum
Spread:	-0.50% per annum
Reference Rate:	The 30-Year swap rate minus the 5-Year swap rate (the “Swap Rate Spread”), each as determined on that swap business day (as defined below). Each of the 30-Year swap rate and the 5-Year swap rate are sometimes referred to herein as a “Swap Rate” and together as the “Swap Rates.” See “Supplemental Terms of the Notes” herein for information about the manner in which each Swap Rate will be determined.
Interest Rate:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the product of (a) the sum of Reference Rate and the Spread and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate.
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable monthly in arrears on the final business day of each month, commencing on February 26, 2021 and ending on the Maturity Date (or Early Redemption Date, if applicable).
Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Consent to U.K. Bail-in Power:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this preliminary pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	100%	4.00%	96.00%
Total	$4,520,000	$180,800	$4,339,200

(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is $931.10 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” below.

(2) Barclays Capital Inc. will receive commissions from the Issuer of $40.00 per $1,000 principal amount Barclays Capital Inc. will use these commissions to pay selling concessions or fees (including custodial or clearing fees) to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-10 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Period:	The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).
Interest Determination Dates:	Two swap business days prior to the relevant Interest Reset Date.
Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Redemption at the Option of the Issuer:	We may redeem your Notes, in whole or in part, at the Redemption Price set forth below on any Interest Payment Date occurring in January, April, July and October, commencing on January 30, 2026, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.
Redemption Price:	If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.
Business Day:	A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.
Swap Business Day:	A swap business day means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.
Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06747QYE1 / US06747QYE15
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the documents listed below relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 1, 2019:
http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•	Prospectus Supplement dated August 1, 2019:
http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•	Prospectus Addendum dated May 11, 2020:
https://www.sec.gov/Archives/edgar/data/312070/000110465920059376/a20-19169_1424b3.htm

Our SEC file number is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-10 of this pricing supplement.

consent to u.k. bail-in power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

♦	You are willing and able to accept a floating rate of interest based on the Reference Rate, which is reduced by the negative Spread, and will be further limited by the Maximum Interest Rate feature of the Notes.

♦	You understand and accept that interest payments will vary based on fluctuations in the Reference Rate, and that the Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire term of the Notes.

♦	You are willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦	You are familiar with the Swap Rates and the Swap Rate Spread and understand the factors that influence the Swap Rates, the Swap Rate Spread and interest rates generally, and you understand and are willing to accept the risks associated with the Swap Rates and the Swap Rate Spread.

♦	You are willing to accept the risk that we may, in our sole discretion, redeem the Notes prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

♦	You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes and understand that if Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power, you might not receive any amounts due to you under the Notes, including any repayment of principal.

The Notes may not be a suitable investment for you if any of the following statements are true:

♦	You are unwilling and unable to accept a floating rate of interest based on the Reference Rate, or you seek exposure to the Reference Rate without certain features of the Notes, such as the negative Spread or the Maximum Interest Rate.

♦	You are unable or unwilling to accept that interest payments will vary based on fluctuations in the Reference Rate, or that the Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire term of the Notes.

♦	You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦	You are not familiar with the Swap Rates or the Swap Rate Spread, you do not understand the factors that influence the Swap Rates, the Swap Rate Spread or interest rates generally, or you do not understand or are not willing to accept the risks associated with the Swap Rates or the Swap Rate Spread.

♦	You are unwilling or unable to accept the risk that we may redeem the Notes prior to scheduled maturity.

♦	You are not willing or are unable to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments due to you under the Notes, including any repayment of principal.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

SUPPLEMENTAL TERMS OF THE NOTES

The Swap Rate Spread

The Swap Rate Spread for any swap business day is the 30-Year swap rate minus the 5-Year swap rate, each as determined on that swap business day.

The Swap Rates

The 30-Year swap rate is, on any Interest Determination Date, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 30-Year maturity as reported on the Designated Swap Rate Page as of 11:00 a.m. New York City time on that Interest Determination Date. The 30-Year swap rate is one of the market-accepted indicators of long-term interest rates.

The 5-Year swap rate is, on any Interest Determination Date, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 5-year maturity as reported on the Designated Swap Rate Page as of 11:00 a.m. New York City time on that Interest Determination Date. The 5-Year swap rate is one of the market-accepted indicators of medium-term interest rates.

Each of the 30-Year swap rate and the 5-Year swap rate are referred to herein as a “Swap Rate” and together as the “Swap Rates.”

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

Swap Rate Fallback Provisions

If a Swap Rate is not displayed by approximately 11:00 a.m., New York City time, on the Designated Swap Rate Page on any day on which the Swap Rate is to be determined, the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the Swap Rate, will determine the Swap Rate for that day in its sole discretion.

Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion that a Benchmark Transition Event has occurred on or prior to any Interest Determination Date, the Calculation Agent will apply the following provisions:

• The Calculation Agent will determine an Alternative Swap Rate and, in its sole discretion, the effective date for such Alternative Swap Rate; and

• If an Alternative Swap Rate is determined in accordance with the preceding provisions, such Alternative Swap Rate will be the Swap Rate for each Interest Determination Date after the effective date for such Alternative Swap Rate (subject to the subsequent operation of the provisions of this section, and to adjustment as described herein). If the Calculation Agent determines that there is no such Alternative Swap Rate as of any Interest Determination Date, then the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the Swap Rate, will determine the Swap Rate for that day in its sole discretion.

In addition, if the Calculation Agent determines in its sole discretion that a Benchmark Transition Event or a Benchmark Amendment Event has occurred on or prior to any Interest Determination Date, the Calculation Agent will apply the following provisions:

• If the Calculation Agent determines that an Adjustment Spread should be applied to any relevant Swap Rate or Alternative Swap Rate and determines the quantum of, or a formula or methodology for determining, such Adjustment Spread, then such Adjustment Spread will be applied to such Swap Rate or Alternative Swap Rate, as applicable. If the Calculation Agent is unable to determine, prior to the relevant Interest Determination Date, the quantum of, or a formula or methodology for determining, such Adjustment Spread, then such Swap Rate or Alternative Swap Rate will apply without an Adjustment Spread;

• The Calculation Agent may also specify changes to the terms of the Notes, including but not limited to the relevant Spread, day count convention and screen page, definitions of Swap Business Day, Interest Determination Date and/or the definition of the Swap Rate, and the method for determining the fallback rate in relation to the Swap Rate or Alternative Swap Rate, as applicable, in order to follow market practice in relation to the Swap Rate or Alternative Swap Rate, as applicable, and/or the Adjustment Spread. For the avoidance of doubt, consent of the holders of the Notes will not be required in connection with implementing any Alternative Swap Rate and/or any Adjustment Spread or such other changes, including for the execution of any documents, amendments or other steps by us, the trustee or the Calculation Agent (if required); and

• We will promptly, following the determination of any Alternative Swap Rate and/or any Adjustment Spread, give notice thereof to The Depository Trust Company, which will specify the effective date(s) for such Alternative Swap Rate and/or any Adjustment Spread, as applicable, and any consequential changes made to the terms of the Notes. We will also deliver a copy of such notice to the trustee for information purposes.

For the purposes of this section:

“Adjustment Spread” means a spread (which may be positive or negative) or formula or methodology for calculating a spread, which the Calculation Agent determines is required to be applied to the Swap Rate or the Alternative Reference Rate (as applicable) in order to reduce or eliminate, to the extent reasonably practicable in the circumstances, any economic prejudice or benefit (as applicable) to holders of the notes as a result of the Benchmark Amendment Event or the Benchmark Transition Event (as applicable) and is the spread, formula or methodology which:

• the Calculation Agent determines is recognized or acknowledged as being in customary market usage in international debt capital markets transactions which reference the Swap Rate, where such rate has been replaced by the Alternative Reference Rate (if applicable); or

• if no such customary market usage is recognized or acknowledged, the Calculation Agent in its discretion (as applicable), determines to be appropriate.

“Alternative Swap Rate” means the rate that the Calculation Agent determines has replaced the Swap Rate in customary market usage in the international debt capital markets for the purposes of determining rates of interest in respect of bonds denominated in U.S. dollars, or, if the Calculation Agent determines that there is no such rate, such other rate as the Calculation Agent determines in its discretion is most comparable to the Swap Rate.

“Benchmark Amendment Event” means an announcement by the administrator of the Swap Rate of revisions to the methodology governing the Swap Rate to replace the Floating Leg Rate with a replacement rate, provided that such announcement will not constitute a Benchmark Amendment Event if we have determined that a Benchmark Transition Event has occurred.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Swap Rate or Floating Leg Rate (each, a “Benchmark”):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative; or

(4) a determination by the Calculation Agent that the Swap Rate has been permanently or indefinitely discontinued.

Notwithstanding the foregoing, any event in clause (1), (2) or (3) above with respect to the Floating Leg Rate shall not constitute a Benchmark Transition Event if, at the time of such public statement or publication with respect to the Floating Leg Rate, the administrator of the Swap Rate has announced revisions to the methodology governing the Swap Rate to replace the Floating Leg Rate with a replacement rate and the Calculation Agent determine in its sole discretion that such replacement rate is acceptable.

“Designated Swap Rate Page” means Reuters page ICESWAP1 (or any other page that replaces that page on that service or any successor or replacement service).

“Floating Leg Rate” means the floating leg rate referenced by the then-current Swap Rate, which is currently three-month U.S. dollar LIBOR.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

As described above, the Notes will pay interest, if any, on each Interest Payment Date (subject to earlier redemption) at a per annum interest rate calculated in accordance with the formula for determining the Interest Rate. The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period.

Step 1: Determine the Interest Rate for each Interest Period

For each Interest Period, the interest rate per annum will be equal to the product of (a) the sum of Reference Rate and the Spread and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate.

Step 2: Calculate the interest payment amount payable for each Interest Payment Date

For each Interest Period, the interest payment amount per Note for that Interest Period will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 day count convention, which means each month is deemed to have 30 days and the year is deemed to have 360 days.

Example Interest Rate and Interest Payment Amount Calculations

The table and examples below illustrate how to determine the Interest Rate and the interest payment amount payable on the Notes for any given Interest Period based on hypothetical Swap Rate Spreads. The hypothetical Swap Rate Spreads have been chosen for illustrative purposes only and may not represent actual likely Swap Rate Spreads on any Interest Determination Date. As illustrated below, if the sum of the Swap Rate Spread and the Spread is less than or equal to 0.00%, the Interest Rate for the related Interest Period will be 0.00%.

For historical Swap Rates and Swap Rate Spreads, please see the information set forth under the section titled “Historical Performance of the Swap Rates and the Swap Rate Spread” below. The examples are for purposes of illustration only and have been rounded for ease of analysis. The actual interest payments on the Notes will depend on the actual Swap Rate Spread on each Interest Determination Date. The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Hypothetical Swap Rate Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Monthly Interest Payment per Note(3)
-1.000%	0.00%	$0.00
-0.500%	0.00%	$0.00
-0.150%	0.00%	$0.00
-0.100%	0.00%	$0.00
0.000%	0.00%	$0.00
0.100%	0.00%	$0.00
0.150%	0.00%	$0.00
0.500%	0.00%	$0.00
1.000%	5.00%	$4.17
1.500%	10.00%	$8.33
1.900%	14.00%	$11.67
2.000%	14.00%	$11.67
2.500%	14.00%	$11.67

(1)	Hypothetical Swap Rate Spread = (30-Year swap rate – 5-Year swap rate), where the 30-Year swap rate and the 5-Year swap rate are each determined on the Interest Determination Date for the applicable Interest Period
(2)	Hypothetical Interest Rate per annum for the Interest Period = (Swap Rate Spread + (-0.50%)) × Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate
(3)	Hypothetical quarterly interest payment per Note = $1,000 × applicable hypothetical Interest Rate per annum × (30/360)

Example 1:	If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 2.500% and the 5-Year swap rate is 2.400%, the Swap Rate Spread for the Interest Period would be 0.100% (equal to the 30-Year swap rate minus the 5-Year swap rate).

For each Interest Period, the interest rate per annum will be equal to the product of (a) the sum of Reference Rate and the Spread and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate, calculated as follows:

(0.100% + (-0.50%)) × 10 = -4.00%

Because such value is less than the Minimum Interest Rate, the Interest Rate would be equal to the Minimum Interest Rate of 0.00%, and therefore no payment would be due on the Notes on the related Interest Payment Date.

Example 2:	If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 1.750% and the 5-Year swap rate is 0.750%, the Swap Rate Spread for the Interest Period would be 1.000% (equal to the 30-Year swap rate minus the 5-Year swap rate).

For each Interest Period, the interest rate per annum will be equal to the product of (a) the sum of Reference Rate and the Spread and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate, calculated as follows:

(1.000% + (-0.50%)) × 10 = 5.00%

The interest payment amount on the related Interest Payment Date would be calculated as follows per $1,000 principal amount Note:

$1,000 × Interest Rate × (days in Interest Period/360)

$1,000 × 5.00% × (30/360) = $4.17

Example 3:	If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 3.750% and the 5-Year swap rate is 0.750%, the Swap Rate Spread for the Interest Period would be 3.000% (equal to the 30-Year swap rate minus the 5-Year swap rate).

For each Interest Period, the interest rate per annum will be equal to the product of (a) the sum of Reference Rate and the Spread and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate, calculated as follows:

(3.000% + (-0.50%)) × 10 = 25.00%

Because such value is greater than the Maximum Interest Rate, the Interest Rate would be equal to the Maximum Interest Rate of 14.00%, and therefore interest payment amount on the related Interest Payment Date would be calculated as follows per $1,000 principal amount Note:

$1,000 × Interest Rate × (days in Interest Period/360)

$1,000 × 14.00% × (30/360) = $11.67

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Risks Relating to the Notes Generally

•	The Notes May Pay a Below-Market Rate or No Interest at All on One or More Interest Payment Dates—Because the amount of interest payable on the Notes will vary based on fluctuations in the Swap Rate Spread, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. The Notes may pay interest at a rate less than the other floating interest rates in the market and/or at a rate less than the fixed rate that we would pay on a conventional debt security of the same tenor or no interest at all for an extended period of time, or even throughout the entire term of the Notes. If, on the related Interest Determination Date, the sum of Swap Rate Spread and the Spread is less than or equal to 0.00%, no interest will accrue for that Interest Period, and the Notes will not pay any interest on the related Interest Payment Date. In addition, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior or subsequent Interest Periods.

•	The Amount of Interest Payable on the Notes Related to Any Interest Period is Capped - The interest rate on the Notes for each monthly Interest Period is capped for that period at the Maximum Interest Rate of 14.00% per annum. Furthermore, due to the effect of the Spread (which is negative) and the Multiplier, you will benefit from any increase in the Reference Rate (as determined on the relevant Interest Determination Date) above a rate of 1.90% per annum.

•	The Notes Will Be Subject to Redemption at Our Option — The term of your investment in the Notes may be limited to as short as approximately 5 years by the optional early redemption feature of the Notes. Any early redemption of the Notes will be at our sole discretion without taking your interests into account. It is more likely that we will redeem the Notes if, at such time, the present value of the remaining interest payments payable on the Notes based on the Swap Rate Spread is likely to be greater than the present value of the interest payments payable on a conventional fixed-rate note of comparable maturity. On the other hand, it is less likely that we will redeem the Notes if, at such time, the present value of the remaining interest payments payable on the Notes based on the Swap Rate Spread is likely to be less than the present value of the interest payments payable on a conventional fixed-rate note of comparable maturity. In other words, we are more likely to redeem the Notes when the Notes are paying an above-market rate. If the Notes are redeemed prior to maturity, no further interest payments will be made on the Notes, and you may be forced to reinvest in a lower interest rate environment. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are redeemed prior to the maturity date. In addition, our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•	Suitability of the Notes for Investment — You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

Risks Relating to the Issuer

•	Issuer Credit Risk —The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders or the beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Reference Rate

•	Your Interest Payments on the Notes During are Based on Performance of the Swap Rate Spread, Which May Narrow Significantly During the Term of the Notes, or May Become Negative — The Swap Rate Spread may narrow significantly during the term of the Notes, or may become negative (meaning that the 30-Year swap rate is less than the 5-Year swap rate), as a result of the factors described under “The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile” below. If the Swap Rate Spread were to decline to a level such that the sum of the Swap Rate Spread and the Spread were equal to or less than zero on any Interest Determination Date, you would not receive any interest payment on the related Interest Payment Date. You should not invest in the Notes if you do not understand the Swap Rates, the Swap Rate Spread or have no view on longer-term rates relative to shorter-term rates.

The Swap Rate Spread will narrow if (i) the 30-Year swap rate decreases or remains constant while the 5-Year swap rate increases or (ii) the 30-Year swap rate decreases while the 5-Year swap rate increases or remains constant. However, even if the Swap Rates move in the same direction (i.e., both Swap Rates are increasing or decreasing at the same time), if (i) the 5-Year swap rate increases by more than the 30-Year swap rate increases or (ii) the 30-Year swap rate decreases by more than the 5-Year swap rate decreases, the Swap Rate Spread will narrow. Any of these scenarios increases the likelihood that the Swap Rate Spread could narrow such that the sum of the Swap Rate Spread and the Spread, multiplied by the Multiplier, would be less than what would otherwise be payable on a conventional fixed-rate note of comparable maturity.

•	The Reference Rate as of any Interest Determination Date may be less than the Reference Rate as of any Other Day during the Term of the Notes — The Reference Rate for any Interest Period will be determined solely on the Interest Determination Date applicable to the relevant Interest Period. Therefore, even if the Reference Rate as of any day that is not the Interest Determination Date applicable to the relevant Interest Period is higher than the Reference Rate as of such Interest Determination Date, the amount of interest payable on the corresponding Interest Payment Date will not take into account that higher level.

•	The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile — In normal market conditions, longer-term swap rates are typically greater than shorter-term swap rates. However, swap rates do not always exhibit this relationship and, at times, longer-term swap rates may be less than shorter-term swap rates. The Swap Rate Spread has narrowed significantly in the recent past and may continue to narrow and may become negative.

Although there is no single factor that determines the spread between swap rates of different maturities, swap rate spreads have historically tended to fall when shorter-term interest rates rise. Shorter-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, shorter-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the Swap Rate Spread would likely decrease if the Federal Reserve Board pursues a policy of raising shorter-term interest rates.

Although the policies of the Federal Reserve Board have historically had a significant influence on shorter-term interest rates, shorter-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase shorter-term interest rates. For example, shorter-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

The Swap Rate Spread may decrease even in the absence of an increase in shorter-term interest rates because it, too, is influenced by many complex factors. For example, high demand for longer-dated U.S. treasury notes and bonds may cause the Swap Rate Spread to narrow even in the absence of an increase in shorter-term interest rates. Additional factors that may affect the Swap Rate Spread include, but are not limited to:

•	changes in, or perceptions about, the 30-Year swap rate and the 5-Year swap rate;

•	the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

•	sentiment regarding the U.S. and global economies;

•	policies of the Federal Reserve Board regarding interest rates;

•	expectations regarding the level of price inflation;

•	sentiment regarding credit quality in the U.S. and global credit markets; and

•	performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•	The Historical Swap Rates and Swap Rate Spreads Are Not an Indication of Future Swap Rates or Swap Rate Spreads — In the past, the swap rates have experienced significant fluctuations, causing widening and narrowing in the swap rate spreads. Historical swap rates and swap rate spreads, fluctuations and trends are not necessarily indicative of future swap rates or swap rate spreads. Any historical upward or downward trend in the Swap Rates are not an indication that the Swap Rates are more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical Swap Rates as an indication of future Swap Rates or the Swap Rate Spread.

•	The Swap Rates and the Manner in Which They Are Calculated May Change in the Future — Interest rates and indices that are deemed to be "benchmarks," including those in widespread and long-standing use, have been the subject of recent international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. There can be no assurance that the method by which the Swap Rates are calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•	Each Swap Rate is Based on a Hypothetical Interest Rate Swap Referencing Three Month USD LIBOR; Uncertainty about the Future of LIBOR May Adversely Affect the Swap Rate Spread and the Value of Your Notes — Each Swap Rate represents the fixed rate of interest payable on a hypothetical interest rate swap whose floating leg is based on three month USD LIBOR. In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Further, in July 2018, the FCA announced that LIBOR may cease to be a regulated “benchmark.” The announcement indicates that the continuation of LIBOR on the current basis (or at all) cannot and will not be guaranteed after 2021. On November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, announced its intention to continue publication of the three month USD LIBOR through June 30, 2023. However, it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom, the United States or elsewhere. At this time, there is still uncertainty as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR, and therefore, the values of, and the method of calculating, the Swap Rates. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the Swap Rates, during the term of the Notes, which may adversely affect the value of the Notes and any payments due under the terms of the Notes.

•	The Swap Rates May Be Replaced by Successors or Substitute Rates and/or Be Modified by an Adjustment Spread — If the Calculation Agent determines that a Benchmark Transition Event has occurred on or prior to any Interest Determination Date with respect to a Swap Rate, then that Swap Rate will be determined by reference to a different base rate, plus a spread adjustment, which we refer to as an “Alternative Swap Rate,” as further described under “Supplemental Terms of the Notes” in this pricing supplement. In addition, if the Calculation Agent determines that a Benchmark Amendment Event has occurred on or prior to any Interest Determination Date with respect to a Swap Rate, then a spread adjustment may be applied to that Swap Rate, as further described under “Supplemental Terms of the Notes” in this pricing supplement. Under any of these circumstances, the Calculation Agent may also specify changes to the terms of the Notes as further described under “Supplemental Terms of the Notes” in this pricing supplement. The selection of an Alternative Swap Rate, and any decisions, determinations or elections made by us or the Calculation Agent in accordance with the swap rate fallback provisions could result in adverse consequences to the Reference Rate on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any Alternative Swap Rate will be similar to the Swap Rate it replaces, or that any Alternative Swap Rate will produce the economic equivalent of the Swap Rate it replaces.

•	The Swap Rates May Be Calculated by the Calculation Agent in Its Sole Discretion — If on any Interest Determination Date either Swap Rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page) and there has been no Benchmark Transition Even or Benchmark Amendment Event, then the affected Swap Rate(s) on that day will be determined by the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the Swap Rate, in its sole discretion. The Swap Rate(s) determined in this manner and used in the determination of the related interest payment may be different from the Swap Rate(s) that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the affected Swap Rate.

Risks Relating to Conflict of Interest

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Swap Rates. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Swap Rates, calculate the Swap Rate Spread and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining a Swap Rate when that Swap Rate is otherwise unavailable, as described under the risk factor titled “The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner” below. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes —The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	The Market Price of the Notes Will Be Influenced By Many Unpredictable Factors — In addition to the Swap Rate Spread on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the volatility (frequency and magnitude of changes in value) of the Swap Rate Spread;

•	correlation (or lack of correlation) of the 30-Year swap rate and the 5-Year swap rate,

•	interest and yield rates in the market;

•	time remaining until the Notes mature;

•	supply and demand for the Notes;

•	geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Swap Rate Spread; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

HISTORICAL PERFORMANCE OF THE SWAP RATES AND THE SWAP RATE SPREAD

The first graph below sets forth the historical performances of the 30-Year swap rate and the 5-Year swap rate from January 25, 2011 through January 27, 2021. As of January 27, 2021, the 30-Year swap rate was 1.5293% and the 5-Year swap rate was 0.5030%. The second graph below sets forth the historical Swap Rate Spread (i.e., the difference between the 30-Year swap rate and the 5-Year swap rate) from January 25, 2011 through January 27, 2021. As of January 27, 2021, the Swap Rate Spread was 1.0263%. We obtained the Swap Rates in this section from Bloomberg Professional® service, without independent verification. Historical performance of the Swap Rates and the Swap Rate Spread should not be taken as an indication of future performance. Future performance of the Swap Rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the Swap Rates or the Swap Rate Spread during the term of the Notes, including on any Interest Determination Date.

Historical Performance of the 30-Year U.S. Dollar ICE Swap Rate and the 5-Year U.S. Dollar ICE Swap Rate — January 25, 2011 to January 27, 2021

Past performance is not indicative of future results.

Historical Performance of the Swap Rate Spread— January 25, 2011 to January 27, 2021

Past performance is not indicative of future results.

TAX CONSIDERATIONS

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Assuming that our treatment of the Notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the Notes in that year according to the “projected payment schedule” determined by us (and the projected amounts of the periodic payments will not be separately includible in your income). Although it is not entirely clear how the comparable yield should be determined when a debt instrument may be called prior to maturity, we will determine the comparable yield based upon the term to maturity of the Notes assuming no call occurs. For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of your Notes, unless you timely disclose and explain the use of other estimates to the IRS. Any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity), will be treated as interest income for U.S. federal income tax purposes. You generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the interest payments that we will pay on the Notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest payments on the Notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 3, 2020, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 3, 2020, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 3, 2020, which has been filed as an exhibit to the report on Form 6-K referred to above.